
02006142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28509

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.R. Burke & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Roney (212) 809-9610
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, James Gregg, swear (or affirm) that best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the P.R. Burke & Co., Inc.

December 31, 2001, are true and correct. I further swear (or affirm) that neither the c nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as a customer, except as follows:

James Gregg
Signature

President
Title

Susan B. Graniero
Notary Public

SUSAN B. GRANIERO
Notary Public, State of New York
No. 4911807
Qualified in Suffolk County
Commission Expires Nov. 9, ~~19~~ 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

P.R. BURKE & CO., INC.

December 31, 2001

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
P.R. Burke & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Burke & Co., Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Burke & Co., Inc. as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 13, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

P.R. Burke & Co. Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 87,946
Cash segregated for the exclusive benefit of customers	11,272
Due from clearing broker	511,216
Marketable securities	56,226
Property and equipment, at cost, less accumulated depreciation of $16,230	4,520
Other assets	20,594
Total assets	$691,774

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Due to other brokers and dealers	$ 6,186
Accrued expenses and other liabilities	236,825
Total liabilities	243,011
Commitments	
Shareholders' equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	448,763
Total liabilities and shareholders' equity	$691,774

The accompanying notes are an integral part of this statement.

P.R. Burke & Co., Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2001

Revenues	
Commissions	$2,257,651
Net gains from principal transactions in securities	8,522
Interest and dividends	14,328
Other income	12,727
	2,293,228
Expenses	
Employees' compensation and benefits	984,706
Floor brokerage and clearance charges	596,972
Dues, fees and assessments	66,128
Occupancy and equipment costs	209,902
Communications	49,738
Professional fees	24,935
Insurance	77,708
Taxes	3,500
Other expenses	294,229
	2,307,818
NET LOSS	$ (14,590)

The accompanying notes are an integral part of this statement.

P.R. Burke & Co., Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended December 31, 2001

	Common stock	Retained earnings	Total
Balance at December 31, 2000	$454,981	$ 74,472	$529,453
Net loss		(14,590)	(14,590)
Distributions to shareholders	(6,218)	(59,882)	(66,100)
Balance at December 31, 2001	$448,763	$ -0-	$448,763

The accompanying notes are an integral part of this statement.

P.R. Burke & Co., Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (14,590)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	4,027
(Increase) decrease in operating assets	
Cash segregated for the exclusive benefit of customers	2,000
Due from clearing broker	26,863
Due from other brokers and dealers	74,032
Marketable securities	(8,971)
Other assets	10,899
Increase (decrease) in operating liabilities	
Due to other brokers and dealers	(20,641)
Accrued expenses and other liabilities	(34,440)
Net cash provided by operating activities	39,179
Cash flows from financing activities	
Distributions to shareholders	(66,100)
Net cash used in financing activities	(66,100)
NET DECREASE IN CASH	(26,921)
Cash at beginning of year	114,867
Cash at end of year	$ 87,946
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Income taxes	$ 22,925

The accompanying notes are an integral part of this statement.

P.R. Burke & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

P.R. Burke & Co., Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission.

Purchases and sales of securities and the related revenues and expenses are recorded on a trade-date basis. The securities transactions are cleared through and carried by a member firm of the New York Stock Exchange, Inc. (the "NYSE").

Investments in securities traded on a national securities exchange or the NASDAQ National Market are stated at the last reported sales price on the day of valuation. Other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short positions, for which the last quoted asked price is used.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent market fluctuations may require purchasing the securities sold short at prices which may differ from the market value reflected on the Statement of Financial Condition.

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of three to five years.

The Company is an S Corporation for Federal and state corporate tax purposes, and, as such, the shareholders are individually liable for Federal and state income tax payments. The Company is subject to New York City corporate tax.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash has been segregated in a special reserve bank account to satisfy reserves established for potential future commission rebates to customers.

NOTE C - DUE FROM CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE D - COMMITMENTS

The Company is obligated under noncancellable operating leases through December 2003. In addition to base rent, the leases provide for the Company to pay certain expenses. Rent expense for the year ended December 31, 2001 was $133,737. Future aggregate minimum annual rent payments under these leases are approximately as follows:

Fiscal year	Minimum rental commitment
2002	$146,000
2003	150,000
	$296,000

NOTE E - NET CAPITAL REQUIREMENT AND REGULATORY MATTERS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2001, the Company had net capital of $415,215 which exceeded the requirements by $165,215.

SUPPLEMENTARY INFORMATION

P.R. Burke & Co., Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital	
Shareholders' equity	$448,763
Deductions	
Nonallowable assets	
Property and equipment	4,520
Other assets	20,594
Net capital before haircuts on securities positions	423,649
Haircuts on securities positions	8,434
Net capital	415,215
Minimum capital requirement of the greater of one-fifteenth of aggregate indebtedness of $243,011 or $250,000	250,000
Excess net capital	$165,215
Ratio of aggregate indebtedness to net capital	.59 to 1
Aggregate indebtedness	
Due to other brokers and dealers	$ 6,186
Accrued expenses and other liabilities	236,825
	$243,011

No material differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.